UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Main Street Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560362105

(CUSIP Number)

August C. Meyer, Jr., 100 West University Avenue, Champaign, Illinois  61820  (217) 351-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with this statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class.  See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560362105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August C. Meyer, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,768,077

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 1,964,218

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,218

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person (See Instructions) IN

This is Amendment No. 2 to the original statement of beneficial ownership on Schedule 13G filed by Mr. August C. Meyer, Jr. (the “Reporting Person”) on February 14, 2002, as amended by Amendment No. 1 filed on February 14, 2003. Amendment No. 2 filed on February 17, 2004 has been prepared to report the increase in the percentage of shares owned by the Reporting Person pursuant to an issuer tender offer completed on October 1, 2003.  As a result of the tender offer, the Reporting Person’s percentage of beneficial ownership in the Issuer increased from 18.8% to 20.6%.

Item 1.	Security and Issuer
Common Stock Main Street Trust, Inc. 100 West University Avenue Champaign, Illinois 61820
Item 2.	Identity and Background
(a)	August C. Meyer, Jr.
(b)	100 West University Avenue, Champaign, Illinois 61820
(c)	President of Midwest Television, Inc., 100 W. University Ave., 4th Floor, Champaign, Il 61820
(d)	None
(e)	None
(f)	United States of America
Item 3.	Source and Amount of Funds or Other Consideration
N/A. No purchases were made in the subject transaction.
Item 4.	Purpose of Transaction

The Reporting Person did not acquire additional shares of Common Stock of the Issuer.  Rather, as a result of a tender offer by Issuer, the Reporting Person’s percentage of beneficial ownership in the Issuer increased from 18.8% to 20.6%.  Except as described herein, the Reporting Person currently has no other present plan or proposal which relates to or would result in:

(a)	The acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Except for the annual election of directors at the Issuer’s annual meeting, any change in the present Board of Directors or management of the Issuer;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

This Schedule relates to 1,964,218 shares of Common Stock, or approximately 20.6% of the shares of Common Stock outstanding on December 31, 2003, on a fully diluted basis for the Reporting Person’s holdings.

(b)

The Reporting Person has sole voting power with respect to 1,768,077 shares of Common Stock and sole dispositive power over 1,964,218 shares of Common Stock, which includes 25,145 exercisable options.  Additionally, the Reporting Person exercises sole dispositive power over 170,996 shares of Common Stock of the Issuer held by a limited partnership.  The Reporting Person does not maintain an ownership interest in the limited partnership and does not have voting power with respect to the shares owned by the partnership.

(c)	None
(d)	A limited partnership owns 170,996 shares and has the right to receive and direct the receipt of dividends from and the proceeds of the sale of these securities.
(e)	N/A.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person serves as investment advisor to the partnership described in Item 5(b) herein.  The agreement grants the Reporting Person full dispositive authority with respect to Issuer’s shares of Common Stock held by the partnership.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date
/s/ August C. Meyer, Jr.
Signature
August C. Meyer, Jr.
Name/Title